

February 14, 2011

Via U.S. Mail

Robert Holdsworth
Chief Executive Officer
Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

> **RE:** **Energy Edge Technologies**
> **Amendment No. 5 to Form S-1**
> **Filed February 11, 2011**
> **File No. 333-167853**

Dear Mr. Holdsworth:

We have reviewed your registration statement and have the following comment.

General

1. We have reviewed your response to comment one in our letter dated February 7, 2011. Rule 8-08 of Regulation S-X states that the financial information in an initial registration statement for a smaller reporting company may be up to 90 days after year-end if the issuer expects to report income in the current year and has reported income in at least one of the two previous years. You have reported a loss before taxes of $607,049 for the nine months ended September 30, 2010. As such, it is not clear whether you reasonably and in good faith expect to report income before taxes for the year ended December 31, 2010. Please advise or update your financial statements and financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Rees (via facsimile at 801-355-5005)